September 16, 2024

Timothy Boswell
President and Chief Financial Officer
WillScot Holdings Corp
4646 E. Van Buren Street
Suite 400
Phoenix, AZ 85008

        Re: WillScot Holdings Corp
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-37552
Dear Timothy Boswell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services